SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2016

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓               Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                    No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding appointment of Chief Financial Officer of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on September 28, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement on the Appointment of Chief Financial Officer

The Board (the “Board”) of China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) is pleased to announce that Mr. Wang Dehua has been appointed as Chief Financial Officer (the “CFO”) of the Company with effect from 28 September 2016 to 27 May 2018.

The biography of Mr. Wang Dehua is as follows:

Mr. Wang Dehua, aged 50, is a senior accountant with university diploma. In January 2001, he was appointed as Deputy Director General of Finance Department of the Company; in May 2014, he was appointed as Acting Director General of Finance Department of the Company; in October 2015, he was promoted to Director General of Finance Department of the Company; in November 2015, he was appointed as Director General of Finance Department of China Petrochemical Corporation; in August 2016, he was appointed as Director General of Finance Department of the Company. Mr. Wang now concurrently acts as Chairman of Sinopec Century Bright Capital Investment Limited and Sinopec Insurance Co., Ltd., and Director of Sinopec Qingdao Petrochemical Company Limited. He also serves as Supervisor of Sinopec Catalyst Co., Ltd., and Vice Chairman of Taiping & Sinopec Financial Leasing Co., Ltd.

Save as disclosed above, Mr. Wang Dehua did not hold any directorships in any other listed public companies in Hong Kong or overseas in the last three years and he had no relationship with any other directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this announcement, Mr. Wang Dehua does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The remuneration of Mr. Wang Dehua as CFO shall be determined according to the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp” etc. The documents such as the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulate that the specific amount of remuneration will consist of base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also performance of Sinopec Corp. as a whole. The Company will disclose the remuneration of Mr. Wang Dehua during the reporting period in the annual report.

Other than those disclosed herein, there are no other matters in relation to appointment of Mr. Wang Dehua which shall be disclosed to the shareholders of the Company and The Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of The Listing Rules.

The Board would like to take this opportunity to welcome Mr. Wang Dehua to serve as CFO.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC
28 September 2016

As of the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: September 29, 2016